Exhibit 99.1

SINA CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 8, 2014

On Friday, August 8, 2014, SINA Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (“AGM”) of Shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. The meeting will begin at 2:00 p.m. local time.

Only shareholders registered in the Company’s register of members at the close of business on June 20, 2014 (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, following resolutions will be considered, and if thought fit, passed as ordinary resolutions:

“RESOLVED,

•                  THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting and retain office until the Company’s 2017 annual general meeting;

•                  THAT Mr. Lip-Bu Tan shall be re-elected as a director of the Company at this annual general meeting and retain office until the Company’s 2017 annual general meeting; and

•                  THAT the appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditors of the Company for the current fiscal year, which ends December 31, 2014, is and hereby be approved, confirmed and ratified.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Pehong Chen and Mr. Lip-Bu Tan is set out in Appendix I hereto.

We cordially invite all shareholders to attend the AGM in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a shareholder of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM. The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.   The Company does not presently know of any other business which may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM. If your shares are held in “street name” and you wish to attend the AGM, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the AGM.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://corp.sina.com.cn/eng/sina_rela_2_eng.htm, or by contacting Cathy Peng, Stock Administration Department, SINA Corporation, 20/F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian, Beijing 100080, China, telephone +86-10-82628888.

By Order of the Board of Directors,

CHARLES CHAO
Chairman and Chief Executive Officer
Shanghai, China

July 8, 2014

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTORS STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Pehong Chen has served as the Company’s director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the board of Broadvision, Inc., a software applications company, since May 1993. Prior to founding Broadvision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Lip-Bu Tan has served as the Company’s director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc., an Electronic Design Automation company. Mr. Tan is currently a director of Ambarella, Inc., a HD video processing company, Semiconductor Manufacturing International Corp., a foundry in China, United Overseas Bank, one of Asia’s leading financial institutions, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.